Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR

October 8, 2015

John Dana Brown, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TBC Global News Network, Inc.
Form 10-12G
Filed August 6, 2015
File No. 000-29113

Dear Mr. Brown:

This letter is in response to your comment letter dated September 2, 2015 with regard to TBC Global News Network, Inc., a Nevada corporation (“Company”), and its Form 10-12G filed on August 6, 2015. Each comment in your letter will be addressed below and reflected in the new Form 10 filed on EDGAR on October 7, 2015:

1, 2 and 3. The Company discloses in the new Form 10 that it acquired three companies effective on September 3, 2015. The audited financial statements of these companies, and the accompanying pro forma financial statements, demonstrate that the Company is no longer a shell company.

4. The current number of employees of the Company is disclosed at the end of Item 1 (Business).

5. The terms of the promissory note with Mr. Lambert are now discussed under Item 2 (Financial Information – Liquidity and Capital Resources).

6. The consulting fees paid to John Fleming are now discussed under Item 6 (Executive Compensation).

John Dana Brown, Esq.

October 8, 2015

7. The consulting fees paid to John Fleming are now discussed under Item 7 (Certain Relationships and Related Transactions).

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the noted filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the noted filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me.

Sincerely,

/s/ Brian F. Faulkner
Brian F. Faulkner

cc:     John Fleming, TBC Global News Network, Inc.